T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	info@coralgold.com www.coralgold.com

March 23, 2010
Trading Symbols: TSX Venture – CLH
 US;OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

CORAL GOLD INCREASES SIZE OF NON-BROKERED PRIVATE PLACEMENT

Coral Gold Resources Ltd. (the “Company”) announces that further to its news release of March 3, 2010, it has increased the size of its previously announced non-brokered private placement from 5,000,000 units to up to 7,000,000 units (the “Units”) at a price of $0.55 per unit for gross proceeds of up to $3,850,000.  As previously announced, each unit will consist of one common share and one non-transferrable share purchase warrant.  Each warrant will entitle the investor to purchase one additional common share in the capital of the Company at an exercise price of $0.75 for a period of two years from the date of closing of the private placement.  The Company may pay finders’ fees allowable under the TSX Venture Exchange policies.  The private placement is subject to compliance with applicable securities laws and receipt of regulatory approval.

Proceeds of this Private Placement will be used to advance the Company’s Robertson gold project at Crescent Valley, Nevada towards the work program announced on February 2, 2010 and general working capital requirements.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.